Wilmer Cutler Pickering Hale and Dorr LLP Letterhead

June 8, 2005

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Daniel Lee, Esq.

Re:	Bottomline Technologies (de), Inc.

Registration Statement on Form S-3 (File No. 333-122906)

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Bottomline Technologies (de), Inc. (the “Company”) is Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement (the “Registration Statement”). This Amendment No. 1 is being filed to incorporate by reference into the Registration Statement an amendment to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2004 filed on June 2, 2005 and a Current Report on Form 8-K filed on June 8, 2005.

Acceleration requests may be made orally, and the Company has authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.

Please contact the undersigned at (202) 663-6886 or John A. Burgess at (617) 526-6418 with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Jessica Semerjian
Jessica Semerjian

cc: Joseph L. Mullen